Mail Stop 4561

May 9, 2006

Joseph S. Tibbetts, Jr.
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

  Re: Novell, Inc.
    Form 10-K for the Fiscal Year Ended
    October 31, 2005
    Filed January 10, 2006
    Forms 8-K Filed December 1, 2005 and March 2, 2006
    File No. 000-13351

Dear Mr. Tibbetts:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief